                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

            (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    X                           Form 40-F
                      -------                                  -------

            (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    X
                -------                                       -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: April 29, 2003                        By        /s/  Harvey Chang
                                               ---------------------------------
                                                          Harvey Chang
                                                     Senior Vice President &
                                                     Chief Financial Officer

                         TSMC 2003 First Quarter Report

Hsinchu, Taiwan, April 29, 2003 - Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM), today announced its financial results for the first quarter of 2003. Net sales for the first quarter reached NT$39,325 million, while net income totaled NT$4,358 million. Earnings per share for the first quarter were NT$0.23, based on the current 18,581 million weighted average outstanding shares.

Mr. Harvey Chang, TSMC spokesperson and senior vice president noted that revenues for the first quarter of 2003 decreased 4.4 percent from the fourth quarter of 2002, due to a 7 percent decline in average selling price partly offset by a 2 percent increase in wafer shipments. On a quarter-over-quarter basis, net income for the first quarter of 2003 increased 70.7 percent and earnings per share rose 74.0 percent as a result of lower operating expenses, reduced investment losses, and favorable income tax results. Compared to the same period a year ago, the Company's 2003 first quarter net sales grew 9.9 percent, while net income and earnings per share declined 33.8 percent and 34.4 percent, respectively.

Mr. Chang also stated that TSMC's revenue has clearly touched bottom in the first quarter of 2003 and the Company has seen growth resume in March. Notably, revenues from TSMC's advanced 0.13-um process technology increased to 11 percent of total sales for the first quarter of 2003, up from 8 percent for the fourth quarter of 2002. Mr. Chang added that the Company expects a growth trend of its operating performance for the second quarter of 2003.

                                      # # #

TSMC's 2003 first quarter results                                           (Unit: NT$million, except for EPS)
--------------------------------------------------------------------------------------------------------------

                                      1Q'03          1Q'02            YoY           4Q'02            QoQ
                                     Amount*         Amount        Change %         Amount        Change %
                                     -------         ------        --------         ------        --------
Net sales                            39,325           35,790           9.9          41,154           -4.4
Gross profit                         10,386           12,027         -13.6          10,682           -2.8
Income from operations                6,195            8,182         -24.3           5,651            9.6
                                     ======           ======         =====          ======           ====

Income before tax                     4,180            7,018         -40.4           3,078           35.8
Net income                            4,358            6,588         -33.8           2,553           70.7
                                      =====            =====          ====           =====           ====

EPS(NT$)                               0.23**           0.35***      -34.4            0.13**         74.0
--------------------------------------------------------------------------------------------------------------

* 2003 first quarter figures have not been approved by Board of Directors ** Based on 18,581 million weighted average outstanding shares
*** Based on 18,580 million weighted average outstanding shares

TSMC Spokesperson:
------------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-563-6688 Ext: 2075

For further information, please contact:
----------------------------------------
Mr. J.H. Tzeng                  Mr. Jesse Chou                  Ms. Shan-Shan Guo
PR Department Manager, TSMC     PR Manager, TSMC                PR Manager, TSMC
Tel: 886-3-666-5028 (O)         Tel:886-3-666-5029 (O)          Tel:886-3-666-5033(O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)         886-939-059-246 (Mobile)
Fax: 886-3-567-0121             Fax:03-5670121                  Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw     E-Mail:jhchoua@tsmc.com.tw      Email: ssguo@tsmc.com.tw
        -------------------            -------------------             -----------------